EXHIBIT 18

September 13, 2011

Board of Directors
The L.S. Starrett Company
121 Crescent Street
Athol, MA 01331

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to The L.S. Starrett Company’s (the “Company”) Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2011, as set forth in our report dated September 13, 2011. As stated in Note 2 to those financial statements, the Company changed its method of accounting for defined benefit pension costs. Note 2 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because as a result of the accounting change, changes in the market-related value of pension assets and actuarial gains and losses which are in excess of the corridor will be recognized on a more accelerated basis.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ Grant Thornton LLP